

December 2, 2010

Mr. Robert J. Ready
Chairman of the Board and Chief Executive Officer
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

> **Re:** **LSI Industries Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 8, 2010**
> **Definitive Proxy Statement**
> **Filed October 1, 2010**
> **File No. 000-13375**

Dear Mr. Ready:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director